CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED [* * *].
April 4, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Donald C. Hunt
Re: Insulet Corporation
Registration Statement on Form S-1
File No. 333-140694
Filed February 14, 2007
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated March 13, 2007 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Duane DeSisto, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on February 14, 2007. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on April 4, 2007. For your convenience, we will supplementally provide the Staff via courier four (4) copies of Amendment No. 1, which have been marked to show the changes to the Registration Statement.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent to you under separate cover. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

RESPONSE: The Company confirms that any preliminary prospectus that the Company circulates in connection with its public offering will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering within such price range.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
Table of Contents
2.	You may not disclaim responsibility for the accuracy of your disclosure. Please revise the last two sentences accordingly.

RESPONSE: Amendment No. 1 has been revised on the table of contents page in response to the Staff’s comment.
Prospectus Summary, Page 1
Our Market, page 1
3.	Clarify under this caption that your current market is the east coast region of the United States, and identify the state where your products were sold.

RESPONSE: As of December 31, 2006, the Company’s sales force covered 18 states, namely: Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, New York, Connecticut, Pennsylvania, New Jersey, Delaware, Maryland, West Virginia, Virginia, North Carolina, South Carolina, Georgia, Alabama and Florida. In addition to the sales coverage on the east coast, the Company had a sales person that covered key accounts (typically nationally-known diabetes treatment centers) in the following 9 states: Minnesota, Illinois, Michigan, California, Washington, Colorado, Texas, Arizona and Wisconsin.

In January 2007, the Company implemented an expansion of its sales coverage to include 7 additional eastern states, namely: Minnesota, Michigan, Illinois, Indiana, Ohio, Kentucky and Tennessee.

Based on the foregoing, Amendment No. 1 has been revised on page 1 in response to the Staff’s comment to reflect that, to date, the Company has focused its sales and marketing efforts in the Eastern United States.

4.	In the second paragraph, state the percentage of Type 2 diabetics that are insulin-dependent.

RESPONSE: Amendment No. 1 has been revised on page 1 in response to the Staff’s comment.
5.	Please provide us with the industry reports cited throughout the prospectus, clearly marked to support references made in your prospectus. For example, you cite to the International Diabetes Federation on page 1 and Frost & Sullivan on page 1. In addition, please tell us whether these sources consented to your use of their data and whether any reports were prepared specifically for your use.

RESPONSE: In response to the Staff’s comment, the Company refers the Staff to the supplemental materials submitted with this letter as Exhibit A. The information from these sources was obtained for a nominal fee, thus no consent was obtained or required

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
pursuant to Section 436 of Regulation C. In addition, the Company advises the Staff that no such report was prepared specifically for the Company’s use.
6.	In the last paragraph under this caption, state the percentage of people with Type II diabetes that use CSII therapy.

RESPONSE: Amendment No. 1 has been revised on page 2 in response to the Staff’s comment.
7.	Please provide the support for the claims regarding the advantages of CSII Therapy made here and throughout the prospectus.

RESPONSE: In response to the Staff’s comment, the Company refers the Staff to the supplemental materials submitted with this letter as Exhibit B.

Our Solution
8.	In the business section, discuss in more detail the awards your designs and technology have won.

RESPONSE: Amendment No. 1 has been revised on page 51 in response to the Staff’s comment.

Risk Factors, page 8
9.	If material, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

RESPONSE: The Company refers the Staff to the risk factor on page 24 of Amendment No. 1 entitled, “Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management,” which addresses the fact that the Company may issue preferred stock without prior stockholder approval, with rights senior to those of its common stock.
We have incurred significant operating losses..., page 8
10.	Quantify the extent to which you are selling the OmniPod System at a loss.

RESPONSE: Amendment No. 1 has been revised on page 8 in response to the Staff’s comment.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
11.	Expand the caption to specifically state that your independent auditor has issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

RESPONSE: Amendment No. 1 has been revised on pages 4 and 8 in response to the Staff’s comment.
Failure to Secure..., page 10
12.	Disclose the number of states where you have entered into reimbursement.

RESPONSE: The Company has a number of contracts with national third-party payors that cover patients in all 50 states. In addition, the Company has contracts with regional third-party payors covering one or more states in the Eastern United States. The Company believes that its existing disclosure concerning the number of lives covered by these contracts is more relevant to a prospective investor than would be disclosure that the Company has entered into contracts with third-party payors covering all 50 states.

Based on the foregoing, Amendment No. 1 has been revised on pages 10 and 52 in response to the Staff’s comment, to provide additional disclosure to prospective investors confirming that the Company’s contracts with third-party payors provide reimbursement in each of the 27 states in which the Company currently sells the OmniPod System.
Use of Proceeds, page 26
13.	Please provide the disclosure required by Item 504 or Regulation S-K regarding the approximate amount of proceeds from this offering intended to be used for each stated purpose.

RESPONSE: The Company respectfully submits to the Staff that it cannot provide approximate dollar amounts for the use of proceeds from this offering at this time. Accordingly, Amendment No. 1 has been revised on pages 5 and 26 to make that clear to prospective investors.

14.	Under Risk Factors, page 21, you indicate that you secured a credit facility that requires you to complete a second manufacturing line by a specified date. Under “Use of Proceeds” you indicate that you intend to use the proceeds from this offering for, among other things, “the completion and enhancement of our automated manufacturing capabilities to increase our manufacturing capacity.” Please revise to indicate more specifically the meaning of “enhancement” and whether this includes the making of the second manufacturing line.

RESPONSE: Amendment No. 1 has been revised to remove the term “enhancement” and clarify the disclosure relating to the anticipated use of proceeds on pages 5 and 26 in response to the Staff’s comment.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
Capitalization, page 27
15.	“Cash and cash equivalents” is not a component of capitalization as applicable to this disclosure. Please revise to remove that caption from the presentation of capitalization.

RESPONSE: The Company believes that while cash and cash equivalents are not a component of capitalization as applicable to this disclosure, the inclusion of this information in the capitalization table will nevertheless assist prospective investors in better understanding the capitalization of the Company. In contrast to many other issuers, the Company’s level of cash and cash equivalents on both an historical and as adjusted basis represents a very significant portion of its total capitalization. The Company believes that providing this information to investors will be critical to their full appreciation of the Company’s capital structure. In that regard, the Company’s inclusion of the cash and cash equivalents line item in the table is clearly marked (by the double underline) to show that it is not part of the Company’s capitalization and is not included in the line items for either total stockholders’ deficit or total capitalization. Please also note that the presentation of cash and cash equivalents as the Company proposes was not objected to by the SEC in a number of other recent transactions, including BigBand Networks, Inc., DealerTrack Holdings, Inc., Metabolix, Inc., Riverbed Technology, Inc. and Sourcefire, Inc.
Management’s Discussion and Analysis ... page 33
16.	Please disclose the rate of returns you have experienced pursuant to your Starter Kit refund policy. Also, please tell us what percentage of patients who purchased your OmniPod system continue to use your system.

Due to the Company’s limited historical data relating, among other things, to the rate of return pursuant to its Starter Kit refund policy and the percentage of patients who purchased the OmniPod System that continue to use the OmniPod System, the Company believes the inclusion of these numbers in the Registration Statement may be misleading to investors and [***]. The Company supplementally informs the Staff that the current rate of return pursuant to the Starter Kit refund policy is less than approximately [***] and that, to date, approximately [***] of patients who have purchased the OmniPod System continue to use the OmniPod System.
Business, page 46
Current Insulin Therapy, page 47
17.	Please furnish supplemental support for the bullets listed on page 47.

RESPONSE: In response to the Staff’s comment, the Company refers the Staff to the supplemental materials submitted with this letter as Exhibit C.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
Our Solution, page 50
18.	In the second bullet, we note that OmniPod is worn for “up to three days.” Please disclose the average number of days an OmniPod lasts before it needs to be replaced.

RESPONSE: The OmniPod will operate for at least 72 hours (but no more than 80 hours) after it is first activated. The length of time a patient will use an OmniPod prior to replacing it is a function of a number of factors, including the recommendation of the patient’s physician and the amount of insulin required by the patient. While the Company believes that most patients use the OmniPod for an average of three days, it has no way to verify this. Customers are not required to provide the Company with information concerning their average usage of the OmniPod. Accordingly, the Company respectfully submits that it cannot include the requested disclosure.
Our Strategy, page 51
19.	Please file any material agreement with Abbot Diabetes Care Inc. entered into in connection with the partnership mentioned in the penultimate bullet on page 52.

The Company believes that the agreement with Abbot Diabetes Care Inc. (“Abbott”), which relates to the development of a product that will integrate the receiver portion of Abbott’s continuous glucose monitor with the OmniPod System PDM, does not constitute an agreement required to be filed with the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Company’s agreement with Abbott [***]. The Company will reassess in the future to the extent this agreement becomes material. In support of the Company’s conclusion on this point, the Company refers the Staff to the agreement with Abbott submitted supplementally with this letter as Exhibit D.
Manufacturing and Quality Assurance, page 59
20.	Disclose your current manufacturing capacity and your expected manufacturing capacity when your existing manufacturing line becomes fully automated. Also disclose your current manufacturing level as a percentage of current capacity.

RESPONSE: Amendment No. 1 has been revised on pages 35 and 60 in response to the Staff’s comment.
21.	File your agreement with a subsidiary of Flextronics International Ltd. Mentioned in the first full paragraph on page 60.

The Company respectfully submits that it believes that the agreement with Flextronics International Ltd. does not constitute a material agreement in light of the fact that the agreement is non-exclusive, the agreement concerns the supply of only a single subassembly, the Company has retained the ability and necessary equipment to perform the subassembly at its own facilities, and there are alternate suppliers available to the Company. In support of the Company’s conclusion on this point, the Company refers the Staff to the agreement with Flextronics International Ltd. submitted supplementally with this letter as Exhibit E.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION

Third-Party Reimbursement, page 65
22.	Explain in more detail the situations where third party payors typically have denied reimbursement.

RESPONSE: Amendment No. 1 has been revised on page 65 in response to the Staff’s comment.
23.	We note the limitations on Medicare coverage. It appears that your risk factor disclosure regarding reimbursement should be expanded accordingly.

RESPONSE: Amendment No. 1 has been revised on page 10 in response to the Staff’s comment.
Principal Stockholders, page 87
24.	Please identify the natural persons who have or share beneficial ownership for each of the entities named in the table.

RESPONSE: The Principal Stockholders table and related footnotes beginning on page 88 of Amendment No. 1 have been revised in response to the Staff’s comment.
Financial statements, page F-1
General
25.	Please update the financial statements as required by Rule 3-12 of Regulation S-X and include an updated accountant’s consent in the amended filing.

RESPONSE: Amendment No. 1 has been revised to update the financial statements as required by Rule 3-12 of Regulation S-X in response to the Staff’s comment. An updated consent from the Company’s independent accountant is filed with Amendment No. 1 as Exhibit 23.2.

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
Note 2 Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-9
26.	We see you indicate revenues are derived from the sale to new customers of OmniPods and Starter Kits, which include the PDM, two OmniPods, the OmniPod System User Guide and our Interactive Training CD, and from the follow-on sales of OmniPods to existing customers. Please provide us with (and revise the filing to disclose) more information about your accounting policy for sales to new customers. Specifically address how the stated policy complies with SAB 104 or other authoritative literature.

RESPONSE: Amendment No. 1 has been revised on pages 40 and F-9 in response to the Staff’s comment.
Stock Based Compensation, page F-11
27.	We note that on page F-11 you refer to using the valuation of an independent third party when determining in the fair value of your common stock. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

RESPONSE: Amendment No. 1 has been revised on pages 43 and F-12 to remove references to the valuation by an independent third party in response to the Staff’s comment.
Part II
Item 17, Undertaking, page II-5
28.	Please note that due, in part, to the language of Securities Act Rule 430C(d) the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

RESPONSE: Amendment No. 1 has been revised on pages II-5 and II-6 in response to the Staff’s comment.
Exhibits
29.	We note that you have requested confidential treatment for portions of exhibit 10.1. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

RESPONSE: The Company acknowledges the Staff’s comment.
***

CONFIDENTIAL TREATMENT REQUESTED BY
INSULET CORPORATION
If you require additional information, please contact the undersigned at (617) 570-1512.
Sincerely,
/s/ Raymond C. Zemlin, Esq.

Raymond C. Zemlin, Esq.